[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

September 19, 2016

BY HAND AND BY EDGAR

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance
Securities and Exchange Commission
Washington, D.C. 20549

Re:	BeyondSpring Inc.
Draft Registration Statement on Form F-1
Submitted June 30, 2016
CIK No. 0001677940

Dear Ms. Hayes:

On behalf of BeyondSpring Inc., a Cayman Islands company (the “Company”), we submit herewith a revised copy of the above-referenced Registration Statement (the “Revised Registration Statement”) via the Securities and Exchange Commission’s (the “Commission”) EDGAR system. In this letter, we respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Commission contained in the Staff’s letter dated July 29, 2016 (the “Comment Letter”).

The Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the comments in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the comments. Capitalized terms used but not defined herein have the meanings given to them in the Revised Registration Statement. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Revised Registration Statement.

Prospectus Summary, page 1

Overview
Severe Neutropenia, page 1

1.	At your first use of the term “statistically significant,” please provide an explanation of the term and discuss how statistical significance relates to the FDA’s and the CFDA’s criteria for market approval.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on pages 1 and 88 of the Revised Registration Statement to explain the term “statistically significant” and discuss how statistical significance relates to the FDA’s and other health regulatory agencies’ criteria for market approval.

Suzanne Hayes Securities and Exchange Commission September 19, 2016 Page 2

Strategy, page 3

2.	Please revise the table of your pipeline product candidates on pages 4 and 88 to reflect the actual, and not the anticipated, status of your pipeline candidates as of the latest practicable date. In this regard, we note that the table suggests that Phase 1 trials for Plinabulin combined with nivolumab for the treatment of advanced NSCLC are ongoing but your disclosure states that you expect investigator-initiated trials of Plinabulin in combination with nivolumab to be launched in the second half of 2016. Similarly, the table suggests that Phase 1 trials for Plinabulin combined with radiation for the treatment of metastatic brain tumors are ongoing but your disclosure states that you plan to launch Phase 1 trials in 2017 for Plinabulin combined with radiation for the treatment of metastatic brain tumors. Lastly, the table suggests that Phase 1 trials for Plinabulin combined with docetaxel for the treatment of advanced NSCLC in tumors with KRAS mutations are ongoing but your disclosure indicates that only studies in animals have been performed for this indication.

Response

In response to the Staff’s comment, the Company has updated the table of our pipeline product candidates on pages 4 and 91 of the Revised Registration Statement to reflect the actual status of our pipeline candidates as of September 19, 2016. In addition, the Company has updated its disclosure in the Revised Registration Statement to reflect recent developments on our clinical trials since the initial submission of the Registration Statement.

Risk Factors, page 14

The regulatory approval processes of the FDA, CFDA, EMA and other comparable regulatory authorities are lengthy..., page 21

3.	We note your disclosure on page 22 that you are “working with BASF SE” to obtain U.S. regulatory approval for the stabilizing agent, Solutol. Please revise your disclosure to clarify your role in obtaining U.S. regulatory approval for the stabilizing agent, what type of U.S. regulatory approval the agent requires, the status of regulatory approval and whether the stabilizing agent requires regulatory approval in any other jurisdictions.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on page 23 of the Revised Registration Statement to include the requested disclosures.

Suzanne Hayes Securities and Exchange Commission September 19, 2016 Page 3

We have limited rights to Plinabulin inside China and Hong Kong, page 43

4.	We note that you indirectly own only 60% equity interest of Dalian Wanchunbulin Pharmaceuticals Ltd., which holds the intellectual property rights to Plinabulin in China and Hong Kong. Please supplementally provide any organizational documents of and agreements that govern shareholder and/or management rights in Dalian Wanchunbulin Pharmaceuticals Ltd. We may have additional comments.

Response

In response to the Staff’s comment, concurrently with this filing, the Company is supplementally providing to the Staff, under separate cover, an English translation of copies of the Articles of Association of Dalian Wanchunbulin Pharmaceuticals Ltd. and the Shareholder Agreement by and between Wanchun Biotechnology (Shenzhen) Ltd. and Dalian Wanchun Biotechnology Co., Ltd., dated as of May 5, 2015. The Company respectfully advises the Staff that, other than the above-referenced documents, there are no other agreements that govern shareholder and/or management rights in Dalian Wanchunbulin Pharmaceuticals Ltd.

Substantial uncertainties exist with respect to the enactment timetable..., page 50

5.	It appears that the draft Foreign Investment Law, if enacted as proposed, may materially impact the viability of your current corporate governance in different ways depending on whether you are controlled by either Chinese shareholders or foreign shareholders. Please clarify the impact of the draft Foreign Investment Law under both scenarios. Please also clarify, to the extent possible, the risk that you would be considered a foreign-invested enterprise under the draft Foreign Investment Law following this offering.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on page 52 of the Revised Registration Statement to include the requested disclosures.

Suzanne Hayes Securities and Exchange Commission September 19, 2016 Page 4

Use of Proceeds, page 66

6.	Please disclose the anticipated stage of development that you estimate the proceeds from this offering will allow you to reach with respect to clinical development of Plinabulin in NSCLC patients with KRAS mutations.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on page 68 of the Revised Registration Statement to disclose that we expect the offering proceeds will allow us to cover the investigational and clinical development cost with respect to Plinabulin in NSCLC patients with KRAS mutations.

Dividend Policy, page 67

7.	We note the risk factor on page 53 entitled “In the future, we may rely to some extent on dividends and other distributions on equity from our principal operating subsidiaries to fund offshore cash and financing requirements.” Please expand your disclosure in this section to include a discussion about the restrictions applicable to Chinese companies with respect to dividend payments.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on page 69 of the Revised Registration Statement to discuss the restrictions applicable to Chinese companies with respect to dividend payments.

Business, page 85

General

8.	Please revise your disclosure to provide brief explanations of scientific terms to enable a lay investor to understand. For instance, at first use, please define the following terms:

•	“EGFR;”

•	“ALK;”

•	“Oncogene;”

•	“RAS;” and

•	“KRAS.”

Please make corresponding changes to the Prospectus Summary.

Response

In response to the Staff’s comment, the Company has expanded its disclosure in the Revised Registration Statement to provide brief, plain English explanations of certain scientific terms, including the above-referenced terms.

Suzanne Hayes Securities and Exchange Commission September 19, 2016 Page 5

9.	Please disclose all investigational new drug applications (“INDs”) that have been submitted to the FDA for each of your product candidates. For any active INDs related to your product candidates, please also disclose when each IND was submitted, the sponsor(s) of the IND and the specific indications listed therein. If you believe that no INDs are required for any of these products and/or indications at this time, please explain why in your disclosure.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on pages 4 and 91 of the Revised Registration Statement to include the requested disclosures.

Overview, page 85

10.	At first use, please briefly explain the distinction between grade 3 neutropenia and grade 4 neutropenia. Please make corresponding changes to the Prospectus Summary.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on pages 1 and 88 of the Revised Registration Statement to explain the distinction between grade 3 neutropenia and grade 4 neutropenia.

Plinabulin, our Lead Drug Candidate, page 88

11.	We note your disclosure on page 97 that you have obtained a license from the Fred Hutchinson Center for a broad platform technology and plan to collaborate for access up to six programs a year for five years. Please provide more information about this agreement, including an expanded description of each parties’ rights and obligations and a description of termination provisions and payment provisions, which may include up-front or execution payments received or paid, aggregate amounts paid or received to date under the agreement, aggregate future potential milestone payments to be paid or received, royalty rates or profit/revenue sharing provisions. Please also clarify whether the clinical trials of Plinabulin in combination with nivolumab to be launched in the second half of 2016 is one of the programs that originated from this collaboration agreement. In addition, please file the collaboration agreement as an exhibit to the registration statement. In the alternative, please provide your analysis supporting your determination that you are not substantially dependent on the agreement.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on page 100 of the Revised Registration Statement to include the requested disclosures. The Company respectfully advises the Staff that the clinical trials of Plinabulin in combination with nivolumab to be launched in the second half of 2016 did not originate from this collaboration agreement.

Suzanne Hayes Securities and Exchange Commission September 19, 2016 Page 6

The Company respectfully advises the Staff that it believes that it is not substantially dependent on the collaboration agreement. As disclosed in the Registration Statement, Plinabulin is our lead product candidate, and the Company is dedicated to advancing multiple Plinabulin-based products in clinical trials. Although we believe the collaboration with the Fred Hutchinson Center will provide us with valuable resources for the development of other innovative oncology therapies and diagnostics, which may play a meaningful role in our future development as we expand our business into other innovative cancer therapies, the collaboration is still in its early stage and exploratory in nature. For example, the collaboration agreement does not require any collaboration project to be carried out at any specific time, and there is no guarantee that any intellectual property rights will be developed in connection with the collaboration projects. As a result, the Company is not “substantially dependent” on the collaboration agreement, nor does it qualify under any of the other definitions of “material contract” provided under Item 601(b)(10) of Regulation S-K.

Manufacturing and Supply, page 117

12.	We note your disclosure on page 118 that BASF SE is the sole supplier of the stabilizing agent used in your formulation of Plinabulin and that BASF SE is the only manufacturer of this agent. To the extent you substantially depend on this contract, please list and file any agreements between you and BASF SE as exhibits. Please also revise your disclosure to provide material terms of the contract. Please refer to Item 10.C of Form 20-F.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that all of the agreements with BASF SE related to the supply of the stabilizing agent (Solutol) used in the Plinabulin formulation are entered into by Pharmaceutics International Inc. (“PII”), the Company’s contract manufacturer organization. These agreements are in the form of standardized purchase orders, which set forth the description, quantity, price and delivery terms. Under such arrangement, BASF SE provides PII with purchase orders for Solutol on a regular basis, and each order is accepted by BASF SE on a standalone basis. As a result, the purchase orders are made in the ordinary course of business and the Company is not “substantially dependent” on any particular purchase order with BASF SE, nor does any purchase order qualify under any of the other definitions of “material contract” provided under Item 601(b)(10) of Regulation S-K.

As disclosed in the risk factor on page 23 of the Registration Statement, BASF SE is the sole supplier and the only manufacturer of Solutol, and we would be required to reformulate Plinabulin if BASF SE becomes unable or unwilling to supply Solutol, and such reformulation would cause significant delays. We believe, however, that such risk is minimal. As one of the largest chemical producers in the world, BASF SE has been a steady supplier of Solutol for us since Plinabulin was formulated in 2003. Also, our buyer-supplier relationship with BASF SE has been strong and collaborative and we have no reason to believe that such relationship would deteriorate in the foreseeable future. In addition, other stabilizing agents are easily available from other manufacturers in the event Solutol is no longer available and Plinabulin can be reformulated.

Suzanne Hayes Securities and Exchange Commission September 19, 2016 Page 7

Facilities, page 118

13.	Please list and file as exhibits copies of any material leases. Please refer to Item 601(b)(10)(D) of Regulation S-K.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that none of the lease agreements are material to the Company and therefore none of them are required to be filed pursuant to Regulation S-K 601(b)(10)(D). The lease payments for each of our New York and San Diego offices are $9,972 and $2,359 per month, respectively. In addition, we did not pay rent for our Dalian office prior to September 2016. The lease payment is currently $1,700 per month. As such, the aggregate annual lease payments would represent less than 3% of our consolidated operating expenses for the year ended December 31, 2015. Our offices at each location could also easily be relocated to a readily available alternative location.

Certain Relationships and Related Party Transactions
Indemnification Agreements, page 127

14.	You disclose that you entered into indemnification agreements with your current directors and executive officers. Please file a copy of the form of indemnification agreement as an exhibit to this registration statement as required under Item 601(b)(10) of Regulation S-K.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 131 and 140 of the Revised Registration Statement to clarify that the Company has not yet entered into indemnification agreements with its directors or executive officers but intends to enter into indemnification agreements with such directors and executive officers immediately prior to the consummation of the offering. The Company intends to file the form of indemnification agreement as soon as practicable as an exhibit in a future pre-effective amendment to the Registration Statement.

Suzanne Hayes Securities and Exchange Commission September 19, 2016 Page 8

Description of Share Capital
Our Post-Offering Memorandum and Articles of Association, page 130

15.	We note your disclosure on page 121 that your directors hold office until their successors have been elected and qualified or until the earlier of their resignation or removal. However, you do not describe how often directors are elected. Please revise this section to include how often directors stand for reelection. Please refer to Item 10.B.3 of Form 20-F.

Response

In response to the Staff’s comment, the Company has expanded its disclosure on page 125 of the Revised Registration Statement to include the requested disclosures.

Notes to Consolidated Financial Statements, page F-7

Note 1 – Nature of the business and group restructuring, page F-7

16.	You disclose that the Internal Restructuring completed in July 2015 was accounted for as a restructuring under common control in a manner similar to the pooling of interests and that your consolidated financial statements were prepared as if the Internal Restructuring had been completed at the beginning of the years presented. Please clarify whether your financial statements for the year ended December 31, 2014 were also retrospectively adjusted to reflect the restructuring pursuant to ASC 805-50-45-5. If so, explain why the assets and liabilities that were retained by Dalian Wanchun Biotechnology Co., Ltd (Wanchun Biotech) were reflected in your consolidated financial statements as of December 31, 2014 and then treated as a deemed contribution during 2015. It is unclear why these assets and liabilities, which were not transferred as part of the restructuring, would be reflected in your financial statements.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company’s consolidated financial statements for the year ended December 31, 2014 were retrospectively adjusted to reflect the historical assets, liabilities and performance of the drug research business transferred to the Company and its subsidiaries (collectively, the “Group”) by Wanchun Biotech in connection with the Internal Restructuring pursuant to ASC 805-50-45-5. Wanchun Biotech was established by Mr. Linqing Jia and Ms. Lan Huang (collectively, the “Founders”) in August 2010 for the purpose of conducting a drug research business. Wanchun Biotech did not carry out any activities other than this business. In connection with the Internal Restructuring completed in July 2015, the Company became the new holding company of the Group when Wanchun Biotech transferred its drug research business to the Group as disclosed in Note 1 to the consolidated financial statements on page F-9 of the Revised Registration Statement.

Suzanne Hayes Securities and Exchange Commission September 19, 2016 Page 9

The drug research business was under the ultimate common control of the Founders both before and after the Internal Restructuring. Accordingly, under ASC 805-50-45-2 and ASC 805-50-45-5, the Company’s consolidated financial statements for the years ended December 31, 2015 and 2014 were retrospectively adjusted to include the drug research business historically owned and operated by Wanchun Biotech from the beginning of the years presented up to the date of completion of the Internal Restructuring.

Certain financial assets, amounting to $1.5 million (consisting of cash and amounts due from related parties), and liabilities, amounting to $9.7 million (substantially loans), were retained by Wanchun Biotech after the Internal Restructuring. These assets and liabilities were historically associated specifically with the drug research business owned and operated by Wanchun Biotech and represented an integral part of working capital and source of funding for Wanchun Biotech from its inception until the completion of the Internal Restructuring. As a result, these assets and liabilities were included in the consolidated financial statements from the beginning of the first period presented up to the date of completion of the Internal Restructuring. This ensured that all assets, liabilities and expenses related to the drug research business were fully reflected in the historical consolidated financial statements.

The excess of liabilities over assets retained by Wanchun Biotech was a net liability assumed by the Founders. This assumed net liability was treated as a deemed contribution by the shareholders to the Group after such liability was extinguished when the drug research business was transferred to the Company upon the completion of the Internal Restructuring.

While this extinguishment occurred on the date the Internal Restructuring was completed, this was a discrete and separate event and had no impact on the Internal Restructuring, whose objective as disclosed on page F-8 of the Revised Registration Statement, was to establish the Company as the new holding company of the Group for listing in the United States.

In response to the Staff’s comment, the Company has expanded its disclosure on pages F-9 and F-10 of the Revised Registration Statement.

Suzanne Hayes Securities and Exchange Commission September 19, 2016 Page 10

Note 2 – Summary of significant accounting policies
Basis of consolidation, page F-10

17.	You disclose on page F-8 that in May 2015 Wanchunbulin was established by Wanchun Biotech and Wanchun Shenzhen and that the equity contributions representing 40% and 60%, respectively, were based on a patent contribution valued at $5.3 million by Wanchun Biotech and a cash contribution of $7.7 million by Wanchun Shenzhen. You further disclose that Wanchun Shenzhen initially contributed only $2 million of the agreed upon $7.7 million to Wanchunbulin with an agreement to contribute the remaining $5.7 million within 5 years, but that Wanchun Biotech and Wanchun Shenzhen agreed to 40%/60% profit and equity sharing ratios despite the fact that Wanchun Shenzhen had not fully contributed its committed capital. Please provide your consolidation analysis related to Wanchunbulin and specifically address the following:

•	Clarify whether Wanchunbulin is a variable interest entity (VIE) or voting interest entity (VoIE) and explain your analysis;

•	To the extent that you determine Wanchunbulin to be a VoIE, explain how you determined that you held a controlling financial interest given that your current investment in Wanchunbulin (through Wanchun Shenzhen) represents only 27% of total contributed equity.

•	In this regard, explain how you determined it was appropriate to base your equity investment on the amount of committed capital rather than your actual capital contributions to-date.

•	To the extent that you are basing your accounting determination on the agreement with Wanchun Biotech to set the equity contributions at 40% and 60%, cite the authoritative literature upon which you relied in factoring this agreement into your consolidation analysis.

•	To the extent that you determine Wanchunbulin to be a VIE, provide your consolidation analysis and specifically describe any contractual agreements that give Wanchun Shenzhen the power and economics over Wanchunbulin.

•	Please revise your accounting policy disclosure accordingly.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that, according to Wanchunbulin’s Articles of Association, Wanchun Biotech agreed to contribute the patent of Plinabulin in the territories of the PRC and Hong Kong with an agreed value of $5.3 million for 40% of the equity interest in Wanchunbulin. Wanchun Shenzhen agreed to contribute $7.7 million in cash for 60% of the equity interest in Wanchunbulin. According to the Articles of Association, the contributions by both parties shall be completed within five years from May 5, 2015. In addition, the Articles of Association as well as the Shareholder Agreement dated May 5, 2015 provide that the profits and losses and the equity interests in Wanchunbulin should be shared between Wanchun Biotech and Wanchun Shenzhen based on the ratio of the agreed capital contributions of Wanchun Biotech and Wanchun Shenzhen of 40% and 60%, respectively, despite the fact that Wanchun Shenzhen has not contributed the remaining committed capital in full. The voting rights and dividend rights of Wanchun Shenzhen and Wanchun Biotech are also proportional to their agreed capital contributions.

Suzanne Hayes Securities and Exchange Commission September 19, 2016 Page 11

The Articles of Association provide that Wanchunbulin shall have one executive director, who is selected by the shareholders based on their respective voting rights, and is responsible for making business and capital plans and formulating annual budget plans. The shareholders of Wanchunbulin, as the highest level of authority, have the right to approve the operating and capital plans made by the executive director, elect or change the executive director and set his or her compensation. Resolutions at shareholders’ meetings are passed by a simple majority, except for amendments to the Articles of Association and changes in registered capital, which shall be passed by shareholders representing 2/3 or more of the voting rights. In addition, there is no provision in the Articles of Association that would allow any party other than the shareholders and the executive director to direct the activities of Wanchunbulin which would significantly impact Wanchunbulin’s economic performance. As a shareholder with 60% of the voting rights, Wanchun Shenzhen controls the executive director of Wanchunbulin. Wanchun Biotech does not possess any substantive participating rights as its rights are protective in nature.

The Company has concluded that Wanchunbulin is a not a VIE but a VoIE based on the following analysis under ASC 810-10-15-14:

a.	The total equity investment at risk is sufficient to permit the legal entity to finance its activities without additional subordinated financial support provided by any parties, including equity holders:

Pursuant to ASC 810-10-25-45, an equity investment at risk can be demonstrated based on either qualitative analysis or quantitative analysis or a combination of both. As disclosed on page F-8, Wanchun Shenzhen contributed $2 million to Wanchunbulin in August 2015, and agreed to contribute the remaining committed capital of $5.7 million within five years from the establishment date of Wanchunbulin. Taking into account the committed capital of $5.7 million by Wanchun Shenzhen, Wanchunbulin would have a total capital of $7.7 million in the form of cash, which is considered adequate to meet the Company’s operating cash flow needs for its planned research and development (“R&D”) activities. The Company does not expect that it will need to obtain additional financing in order to carry out its R&D activities. Further, Wanchunbulin owns the patent of Plinabulin, which was contributed by Wanchun Biotech, in the territories of the PRC and Hong Kong. Although the Company does not believe Wanchunbulin will need to seek additional financing, in the event that it elects to, the valuable patent of Plinabulin owned by Wanchunbulin (although expensed off under US GAAP) could serve as collateral for loans to induce lenders or other investors to provide financing.

b.	As a group the holders of the equity investment at risk have a controlling financial interest:

The equity holders, Wanchun Shenzhen and Wanchun Biotech, as a group, have a controlling financial interest because they have the power, through voting rights, to direct the activities of Wanchunbulin. In addition, each of Wanchun Shenzhen and Wanchun Biotech has the obligation to absorb losses and the right to receive expected residual returns of Wanchunbulin, and has voting rights in Wanchunbulin’s shareholder meetings, in each case in accordance with the agreed capital contribution ratios. As a group, Wanchun Shenzhen and Wanchun Biotech absorb all the losses and receive all the residual returns and they hold 100% of the voting rights as shareholders.

Suzanne Hayes Securities and Exchange Commission September 19, 2016 Page 12

c.	The equity investors as a group have the direct or indirect ability through voting rights or similar rights to make decisions about a legal entity’s activities that have a significant effect on the success of the legal entity:

As noted in clause (b) above, the shareholder voting rights of Wanchun Shenzhen and Wanchun Biotech are proportional to their right to receive the expected returns and their obligation to absorb the expected losses of Wanchunbulin. Wanchunbulin’s activities are not conducted on behalf of an investor that has disproportionately few voting rights. As a group, Wanchun Shenzhen and Wanchun Biotech hold 100% of the voting rights as shareholders.

Based on the analysis above, the Company has concluded that Wanchunbulin is not a VIE and continues to assess the consolidation of Wanchunbulin following the voting interest model.

Based on the Articles of Association of Wanchunbulin, Wanchun Shenzhen has a majority of the voting rights (60%) in Wanchunbulin to elect the executive director and to approve the operating and capital plans made by the executive director, while Wanchun Biotech only has protective rights. These rights allow Wanchun Shenzhen to determine the financial and operational policies of Wanchunbulin unilaterally through its control of the executive director and voting rights at shareholders’ meetings. Thus, Wanchun Shenzhen has a controlling financial interest in Wanhcunbulin under ASC 810-10-25-1.

According to ASC 810-10-20, a noncontrolling interest is defined as the portion of equity (net assets) in a subsidiary not attributable, directly or indirectly, to a parent. As the equity interests of Wanchunbulin are shared between Wanchun Shenzhen and Wanchun Biotech based on the 60/40% ratio, the noncontrolling interests of Wanchunbulin are determined to be 40%.

In response to the Staff’s comment, the Company has expanded its disclosure on page F-8 of the Revised Registration Statement.

Note 4 – Investment in Wanchun Pharma, page F-16

18.	You disclose that Wanchun Pharma became a wholly owned subsidiary of Wanchun Biotech in April 2015 upon the acquisition of the remaining 9.09% equity interest. It appears based on your disclosure on page F-18, that Wanchun Biotech’s investment in Wanchun Pharma has been reflected in your consolidated financial statements as an equity investment through April 2015 and as a consolidated subsidiary through the date of the Internal Restructuring. Given your disclosure that your consolidated financial statements were prepared as if the Internal Restructuring had been completed at the beginning of the years presented, it is unclear why any amounts related to Wanchun Pharma, which was not transferred as part of the restructuring but was instead liquidated, would be reflected in your consolidated financial statements. Please explain.

Suzanne Hayes Securities and Exchange Commission September 19, 2016 Page 13

Response

As mentioned in the Company’s response to the Staff’s comment No. 16, the Company’s consolidated financial statements for the years ended December 31, 2015 and 2014 were retrospectively adjusted to include the drug research business of Wanchun Biotech from the first period presented up to the completion of the Internal Restructuring in a manner similar to the pooling of interest to reflect all the assets, liabilities and operating results of Wanchun Biotech’s drug research business.

Wanchun Pharma was the owner of the patent of Plinabulin in the territories of the PRC and Hong Kong (its principal asset for drug research purposes, which was expensed as research and development costs under U.S. GAAP). Wanchun Pharma did not have any assets or liabilities or incur any expenses related to any activities other than its drug research business.

Accordingly, from the first period presented up to the completion of the Internal Restructuring, Wanchun Biotech’s investment in Wanchun Pharma was first recorded under the equity method of accounting until Wanchun Biotech acquired the remaining 9.09% equity interest in Wanchun Pharma. Once the acquisition of the remaining 9.09% equity interest was completed, Wanchun Pharma was reflected as a wholly-owned subsidiary of Wanchun Biotech.

In June 2015, when Wanchun Pharma initiated its liquidation procedures, the patent of Plinabulin in the territories of the PRC and Hong Kong was ultimately transferred from Wanchun Pharma to Wanchunbulin (as a new member of the Group) as disclosed in Note 1 to the consolidated financial statements. Thus, the Group continued to own patent of Plinabulin in the territories of the PRC and Hong Kong throughout the periods presented, notwithstanding the fact that Wanchun Pharma was liquidated in August 2015.

Upon the completion of the Internal Restructuring, Wanchun Pharma also transferred the government grant related to its owned patents to Wanchunbulin. Such government grant was recorded as a current liability in the Company’s consolidated financial statements as disclosed in Note 2 to the consolidated financial statements.

The remaining assets and liabilities of Wanchun Pharma (cash and amounts due from related parties) were retained by Wanchun Biotech and not transferred to the Group. The accounting consideration related to such retained assets was addressed in the Company’s response to the Staff’s comment No. 16.

In response to the Staff’s comment, the Company has expanded its disclosure on page F-18 of the Revised Registration Statement.

Suzanne Hayes Securities and Exchange Commission September 19, 2016 Page 14

Note 11 – Commitments and contingencies
Royalty payment, page F-23

19.	You disclose that in February 2015 you terminated your royalty payment arrangement with the seller of the Plinabulin patent and that you are instead required to issue shares representing 10% of your fully-diluted equity capitalization immediately prior to your IPO to a single corporate entity designated by the seller. Please tell us how you have accounted for your obligation to issue these shares and cite the authoritative literature upon which you relied in making this determination.

Response

In response to the Staff’s comment, the Company respectfully advises the Staff that the royalty payment arrangement with the seller of the Plinabulin patent has not been terminated, but has remained effective throughout the periods presented in the financial statements. Pursuant to the termination agreement dated February 2, 2015, the termination provision is only effective in the event that an IPO is consummated within three years following the agreement date. Upon the occurrence of an IPO, the Company will be required to issue shares representing 10% of its fully-diluted equity capitalization immediately prior to the IPO.

As the Company would be required to, upon the consummation of an IPO, issue shares to a nonemployee as consideration for the acquisition of Plinabulin patents worldwide outside the PRC and Hong Kong, the transaction will qualify as a share-based payment to a nonemployee under ASC 505-50.

ASC 505-50-24-5 requires that the fair value of the equity instruments issued be recognized as an asset, expense or sales discount in the same period and in the same manner as if the enterprise had paid cash for the goods or services. Given that an IPO is not considered a probable event until consummation, the resulting issuance of shares is not considered probable either.

Based on the above reasons, the Company did not account for the transaction in the consolidated financial statements but, instead, disclosed the terms of the transaction as a commitment. In response to the Staff’s comment, the Company has expanded its disclosure on page F-23 of the Revised Registration Statement.

Item 7. Recent Sales of Unregistered Securities, page II-1

20.	We note your disclosure elsewhere in the prospectus that you entered into an agreement to complete the sale of 1,962,963 shares to investors for aggregate gross proceeds of $26.5 million. Please confirm that if the offering closes prior to effectiveness of this registration, you will include disclosure about the sale in this section, including the persons or class of persons to whom the securities were sold. Please tell us the exemption from registration upon which you intend to rely and the facts relied upon to make the exemption available.

Suzanne Hayes Securities and Exchange Commission September 19, 2016 Page 15

Response

The Company respectfully advises the Staff that, in September 2016 the Company completed the Series B round of ordinary shares financing for aggregate gross proceeds of $15.25 million. The Company has included disclosure about the sale in the Revised Registration Statement, including in the “Recent Sales of Unregistered Securities” section, including the persons to whom the securities were sold.

The Company respectfully advises the Staff that it relied on Section 4(a)(2) of the Securities Act of 1933 and Regulation S for the offering in the U.S. and outside the U.S., respectively. Specifically, the Company relied on the following facts and circumstances to make each exemption available:

(a) With respect to offering in the U.S.:

•	The securities were offered through one-on-one meetings to no more than five potential investors in the U.S., and information about our business and management was provided during these meetings;

•	Each offeree either had a prior relationship with the Company’s management or was well-known in the industry to be an active investor in early- and mid-stage companies, and therefore the Company reasonably believed that each offeree was either a qualified institutional buyer or an accredited investor with sufficient knowledge and experience in financial and business matters to make them capable of evaluating the merits and risks of the prospective investment;

•	The Company did not use general solicitation or general advertising to market the securities; and

•	The sole purchaser was a natural person whom the Company reasonably believed to be an accredited investor with a net worth of over one million dollars.

(b) With respect to offering outside the U.S.:

•	The offers and sales were made in an “offshore transaction” (as defined in Rule 902(h)). The offers were made to less than 40 potential investors in China, each of whom was either a natural person residing in China or an entity organized or incorporated in China;

Suzanne Hayes Securities and Exchange Commission September 19, 2016 Page 16

•	No “directed selling efforts” (as defined in Rule 902(c)) were made in or into the US. The Company did not engage in any activity that could reasonably be expected to condition the U.S. market for its ordinary shares and only conducted limited offers in connection with the concurrent exempted private placement in the U.S. as described above, including any advertisements, articles, notices, or similar announcements related to such securities in any U.S. publication or broadcasting venue;

•	The Company’s ordinary shares are eligible for “Category 1” securities as set forth in Rule 903(c), and therefore no additional conditions under Regulation S apply. The Company is a foreign private issuer, and at the commencement of the offering there was no substantial U.S. market interest in the Company’s ordinary shares under Rule 903(b)(1)(i). Alternatively, the ordinary shares were offered and sold in an “overseas directed offering” pursuant to Rule 903(b)(1)(ii) because the ordinary shares were directed exclusively to investors in China in accordance with the laws, customary practices and documentation of China.

General

21.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

The Company respectfully advises the Staff that, to date, neither the Company nor anyone authorized on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act. If and when such written communications are prepared and used, the Company will supplementally provide copies of those communications to the Staff.

Suzanne Hayes Securities and Exchange Commission September 19, 2016 Page 17

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the confidential submission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the confidential submission and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Andrea L. Nicolas, Esq.

cc:	Christina M. Thomas
Vanessa Robertson
Angela Connell
Irene Paik
Securities and Exchange Commission

Richard Brand
BeyondSpring Inc.
28 Liberty Street, 39th Floor

Edwin O’Connor
Goodwin Procter LLP